Exhibit 12.2

DDR Corp.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(Amounts in Thousands)

	Year Ended December 31,					Nine Months Ended September 30,
	2007(a)	2008(a)	2009	2010	2011	2011	2012
Pretax income (loss) from continuing operations	$216,386	$(50,053)	$(216,300)	$(112,122)	$592	$14,867	$(12,371)

Fixed charges:
Interest expense including amortization of deferred costs and capitalized interest	$307,633	$300,679	$266,843	$248,586	$249,907	$188,340	$177,107
Appropriate portion of rentals representative of the interest factor	$1,329	$1,175	$1,589	$1,610	$1,407	$1,049	$1,049
Write-off of preferred share original issuance costs	$5,405	$—	$—	$—	$6,402	$6,402	$5,804
Preferred Dividends	$45,529	$42,269	$42,269	$42,269	$31,587	$24,620	$21,616
Preferred Dividends on consolidated subsidiaries	$9,690	$—	$—	$—	$—	$—	$—

Total fixed charges	$369,586	$344,123	$310,701	$292,465	$289,303	$220,411	$205,576

Capitalized interest during the period	$(28,003)	$(41,062)	$(21,814)	$(12,232)	$(12,693)	$(9,430)	$(9,942)
Write-off of preferred share original issuance costs	$(5,405)	$—	$—	$—	$(6,402)	$(6,402)	$(5,804)
Preferred Dividends	$(45,529)	$(42,269)	$(42,269)	$(42,269)	$(31,587)	$(24,620)	$(21,616)
Preferred Dividends on consolidated subsidiaries	$(9,690)	$—	$—	$—	$—	$—	$—
Amortization of capitalized interest during the period	$5,351	$6,720	$7,447	$7,855	$8,278	$6,127	$6,458
Equity Company Adjustments	$(43,229)	$(17,719)	$9,733	$(5,600)	$(13,734)	$(15,951)	$(16,966)
Equity Company Adjustments Distributed Income	$43,229	$17,719	$10,889	$7,334	$9,424	$4,430	$9,391

Earnings before income taxes and fixed charges	$502,696	$217,459	$58,387	$135,431	$243,181	$189,432	$154,726

Ratio of earnings to combined fixed charges and preferred dividends	1.36	(b )	(c )	(d )	(e )	(f )	(g )

(a)	These periods have been adjusted to reflect the retrospective application of ASC 470-02, previously referred to as FSP APB 14-1, for interest expense related to our convertible debt.
(b)	Due to the pretax loss from continuing operations for the year ended December 31, 2008, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $126.7 million to achieve a coverage of 1:1 for the year ended December 31, 2008.

The pretax loss from continuing operations for the year ended December 31, 2008, includes consolidated impairment charges of $16.0 million and impairment charges of joint venture investments of $107.0 million, which together aggregate $123.0 million.

(c)	Due to the pretax loss from continuing operations for the year ended December 31, 2009, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $252.3 million to achieve a coverage of 1:1 for the year ended December 31, 2009.

The pretax loss from continuing operations for the year ended December 31, 2009 includes consolidated impairment charges of $12.2 million, impairment charges of joint venture investments of $184.6 million and losses on equity derivative instruments of $199.8 million, which together aggregate $396.6 million, that are discussed in our Annual Report on Form 10-K for the year ended December 31, 2011, as amended.

(d)	Due to the pretax loss from continuing operations for the year ended December 31, 2010, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $157.0 million to achieve a coverage of 1:1 for the year ended December 31, 2010.

The pretax loss from continuing operations for the year ended December 31, 2010 includes consolidated impairment charges of $84.9 million and losses on equity derivative instruments of $40.2 million, which together aggregate $125.1 million, that are discussed in our Annual Report on Form 10-K for the year ended December 31, 2011, as amended.

(e)	For the year ended December 31, 2011, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $46.1 million to achieve a coverage of 1:1 for the year ended December 31, 2011.

The pretax income from continuing operations for the year ended December 31, 2011 includes consolidated impairment charges of $67.9 million and impairment charges of joint venture investments of $2.9 million, which together aggregate $70.8 million, that are discussed in our Annual Report on Form 10-K for the year ended December 31, 2011, as amended.

(f)	For the nine months ended September 30, 2011, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $31.0 million to achieve a coverage of 1:1 for the nine months ended September 30, 2011.

The pretax income from continuing operations for the nine months ended September 30, 2011 includes consolidated impairment charges of $50.9 million and impairment charges of joint venture investments of $1.6 million, which together aggregate $52.5 million, that are discussed in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2012.

(g)	Due to the pretax loss from continuing operations for the nine months ended September 30, 2012, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $50.9 million to achieve a coverage of 1:1 for the nine months ended September 30, 2012.

The pretax loss from continuing operations for the nine months ended September 30, 2012 includes consolidated impairment charges of $90.1 million and impairment charges of joint venture investments of $26.7 million, which together aggregate $116.8 million, that are discussed in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2012.